Exhibit 12

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands)

Gross premium to surplus ratio:
Gross written premium	$2,460,498	$2,243,843	$2,049,116	$1,992,361	$1,746,413
Policyholders’ surplus	1,744,889	1,342,054	1,110,268	844,851	591,889
Premium to surplus ratio(1)	141.0%	167.2%	184.6%	235.8%	295.1%
(Gross premium to surplus ratio = gross written premium divided by policyholders’ surplus)
Net premium to surplus ratio:
Net written premium	$1,985,641	$1,812,896	$1,495,931	$1,121,343	$867,795
Policyholders’ surplus	1,744,889	1,342,054	1,110,268	844,851	591,889
Premium to surplus ratio(1)	113.8%	135.1%	134.7%	132.7%	146.6%
(Net premium to surplus ratio = net written premium divided by policyholders’ surplus) Loss ratio:
Loss ratio:
Incurred loss and loss adjustment expense	$1,194,925	$1,020,221	$925,130	$651,675	$494,024
Net earned premium	1,971,951	1,700,373	1,378,100	1,013,573	739,376
Loss ratio(1)	60.6%	60.0%	67.1%	64.3%	66.8%
(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)
Expense ratio:
Underwriting expense	$473,597	$435,371	$381,680	$299,789	$199,927
Net written premium	1,985,641	1,812,896	1,495,931	1,121,343	867,795
Expense ratio(1)	23.9%	24.0%	25.5%	26.7%	23.0%
(Expense ratio = underwriting expense divided by net written premium)
Combined ratio(1)	84.5%	84.0%	92.6%	91.0%	89.8%
(Combined ratio = loss ratio plus expense ratio)

(1)	Calculated for our insurance companies using financial data reported in accordance with statutory accounting principles.

Exhibit 12

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS
(continued)

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands)

Loss ratio:
Incurred loss and loss adjustment expense	$1,183,947	$1,011,856	$919,697	$645,230	$488,000
Net earned premium	1,985,086	1,709,189	1,369,988	1,010,692	738,272
Loss ratio(2)	59.6%	59.2%	67.1%	63.8%	66.1%
(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)
Expense ratio:
Underwriting expense	$472,168	$427,456	$357,727	$269,390	$181,637
Net earned premium	1,985,086	1,709,189	1,369,988	1,010,692	738,272
Expense ratio(2)	23.8%	25.0%	26.1%	26.7%	24.6%
(Expense ratio = underwriting expense divided by net earned premium)
Combined ratio(2)	83.4%	84.2%	93.2%	90.5%	90.7%
(Combined ratio = loss ratio plus expense ratio)
Ratio of earnings to fixed charges:
Interest factor of rent expense(3)	$4,067	$3,944	$3,373	$3,319	$3,067
Interest expense	10,304	11,396	7,684	8,374	7,453

Total fixed charges	$14,371	$15,340	$11,057	$11,693	$10,520

Earnings from continuing operations before income tax expense	$585,870	$509,834	$272,609	$240,635	$164,725
Fixed charges	14,371	15,340	11,057	11,693	10,520

Earnings per calculation	$600,241	$525,174	$283,666	$252,328	$175,245

Ratio of earnings to fixed charges(4)	41.77	34.24	25.65	21.58	16.66

(2)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(3)	Estimated to be 33% of total rent expense.

(4)	Earnings per calculation divided by total fixed charges.